UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1175596

As at August 27, 2008

AMARC RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ronald W. Thiessen
President & CEO

Date: August 27, 2008

Print the name and title of the signing officer under his signature

  Ste. 1020 - 800 West Pender Street
Vancouver , BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.amarcresources.com

AMARC COMMENCES DRILLING ON THE ASPIRA PROPERTY

August 27, 2008, Vancouver, BC - Amarc Resources Ltd. (TSX-V: AHR, OTCBB: AXREF) announces that diamond drilling has commenced at its 100%-owned Aspira property. The Aspira property is part of the highly prospective Sitlika Zinc-Copper Belt, which has significant potential for the discovery of zinc-copper rich volcanogenic massive sulphide (VMS) deposits.

The Aspira property is located in central British Columbia some 40 kilometres northeast of the town of Burns Lake and 35 kilometres north of the Endako Mine. It is approximately 44 kilometres by logging road to the Yellowhead Provincial Highway and the CNR rail line, which provide access to the bulk shipping terminals at Prince Rupert to the west.

The Aspira targets are defined by positive results from extensive soil geochemical sampling (5,184 samples), geological mapping, a 37 kilometre-line induced polarization geophysical survey, and a helicopter-borne AeroTem II magnetic geophysical survey.

These surveys have delineated four significant target areas along an 11-kilometre trend (see Aspira Project maps at www.amarcresources.com). The target areas show strongly anomalous zinc concentrations (500 ppm to 8,581 ppm) in soils with associated anomalous concentrations of copper, which are coincident with a pronounced trough feature internal to a linear, northwest-trending magnetic high and a chargeability high. Geological mapping has shown that the target areas are associated with a felsic volcanic and sedimentary rock package that represents typical stratigraphy for VMS type mineralization.

A drill access road has been constructed and the initial program of 15 diamond drill holes is in progress.

About Amarc

Amarc Resources Ltd. is a Vancouver-based exploration and development company, focused on making the next major mineral deposit discovery in British Columbia. Amarc is affiliated with Hunter Dickinson Services Inc., the personnel and management of which have enjoyed considerable success in BC through their involvement with the Golden Bear, Mt. Milligan, Kemess, Prosperity, Gibraltar and Harmony deposits.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the exploration and quality assurance and quality control programs on behalf of Amarc and has reviewed the content of this release.

For further details on Amarc Resources Ltd., please visit the Company's website at www.amarcresources.com or contact Investor Services at (604) 684-6365 or within North America at
1-800-667-2114. The Company will be launching updates on its website shortly.

ON BEHALF OF THE BOARD

Ronald W. Thiessen
President & CEO

The TSX Venture Exchange has neither approved nor disapproved the contents of this press release.

Cautionary and Forward Looking Statement Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future exploration results, resource potential or developments that Amarc expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, effect of and changes to government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.